UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E−3

RULE 13e−3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

WILSHIRE ENTERPRISES, INC.
(Name of the Issuer)
Wilshire Enterprises, Inc.
Sherry Wilzig Izak
(Name(s) of Person(s) Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

971889100
(CUSIP Number of Class of Securities)

Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
100 Eagle Rock Avenue
East Hanover, New Jersey 07936
(201) 420-2796
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to: Dennis J. Block, Esq. Cadwalader, Wickersham & Taft LLP One World Financial Center New York, New York 10281 (212) 504−6000
This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e−3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

RULE 13e−3 TRANSACTION STATEMENT

EXPLANATORY STATEMENT

This Amendment No. 4 amends and supplements the Rule 13e−3 Transaction Statement on Schedule 13E−3 (as amended, this “Schedule 13E−3”) initially filed by Wilshire Enterprises, Inc., a Delaware corporation (the “Company”), and Sherry Wilzig Izak, the Company’s Chairman of the Board and Chief Executive Officer, on December 10, 2010 and amended by Amendment No. 1 filed on January 19, 2011, Amendment No. 2 filed on February 2, 2011, and Amendment No. 3 filed on February 4, 2011, in connection with a proposed transaction to deregister the Company’s shares of common stock, $1.00 par value per share (the “Common Stock”), under the federal securities laws.  This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

Amendments (the “Amendments”) to the Company’s certificate of incorporation providing for a 1-for-500 reverse split (the “Reverse Split”) of Common Stock, followed immediately by 500-for-1 forward split (the “Forward Split” and, together with the Reverse Split, the “Transaction”) of the Common Stock were filed with the Secretary of State of the State of Delaware on February 28, 2011, and became effective on March 2, 2011.  The Amendments were approved by the Company’s Board of Directors on December 2, 2011, and by stockholders holding the requisite number of shares of the Company’s capital stock on February 25, 2011.  Upon the effectiveness of the Reverse Split, stockholders holding fewer than 500 shares of Common Stock immediately prior to the Reverse Split became entitled to a cash payment equal to $1.00 per share of Common Stock held by them (subject to any applicable U.S. federal, state and local withholding tax), on a pre-split basis, without interest.  Stockholders holding 500 or more shares of Common Stock immediately prior to the Reverse Split participated in the Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Stock to fewer than 300. The Company is filing a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to suspend its reporting obligations under the Exchange Act.  Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILSHIRE ENTERPRISES, INC.

By:	/s/ Sherry Wilzig Izak
	Name:	Sherry Wilzig Izak
	Title:	Chairman of the Board and Chief Executive Officer

/s/ Sherry Wilzig Izak
SHERRY WILZIG IZAK

Dated: August 12, 2011